[LETTERHEAD OF BENEFICIAL BANCORP, INC.]

October 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Beneficial Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-198282

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-1, Beneficial Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on Friday, October 31, 2014, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Scott A. Brown of Kilpatrick Townsend & Stockton LLP at 202.508.5817.

Very truly yours,

BENEFICIAL BANCORP, INC.

/s/ Gerard P. Cuddy
Gerard P. Cuddy
President and Chief Executive Officer

cc:	Michael R. Clampitt, U.S. Securities and Exchange Commission

Erin Purnell, U.S. Securities and Exchange Commission